Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated February 21, 2014 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in the United States in which it would be illegal to do so; provided that we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. Central Pacific Financial Corp. may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in any such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Central Pacific Financial Corp. by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Central Pacific Financial Corp.

Notice of Offer to Purchase for Cash
by

of

Up to $68,800,000 in Value of Shares of Its Common Stock

(including the associated preferred stock purchase rights)

At a Purchase Price Not Greater Than $21.00 Per Share

Nor Less Than $18.50 Per Share

Central Pacific Financial Corp., a Hawaii corporation (“Central Pacific”), is offering to purchase for cash up to $68,800,000 in value of shares of its common stock, no par value per share (the “Shares”), together with the associated rights (the “Rights”) to purchase the Junior Participating Preferred Stock, Series C, issued pursuant to the Tax Benefits Preservation Plan, dated as of November 23, 2010, as amended, between the Company and Wells Fargo Bank, National Association, as rights agent, at a price not greater than $21.00 nor less than $18.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 21, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, Central Pacific will determine a single price per Share (the “Purchase Price”), which will be not greater than $21.00 nor less than $18.50 per Share, that Central Pacific will pay, subject to “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, for Shares properly tendered in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of Shares tendered pursuant to the Offer and the prices specified by the tendering shareholders.  The Purchase Price will be the lowest price per Share (in increments of $0.10) of not greater than $21.00 nor less than $18.50 per share, at which Shares have been properly tendered in the Offer and not properly withdrawn, that will enable the Company to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $68,800,000. All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if Shares having an aggregate value in excess of $68,800,000 are properly tendered and not properly withdrawn.  Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at Central Pacific’s expense promptly after the Expiration Date.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 21, 2014, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned on the receipt of financing or any minimum value of Shares being tendered. The Offer, however, is subject to other conditions set forth in the Offer to Purchase.

On February 20, 2014, the Company entered into repurchase agreements (the “Repurchase Agreements”) with each of Carlyle Financial Services Harbor, L.P. (“Carlyle”) and ACMO-CPF, L.L.C. (“Anchorage” and together with Carlyle, the “Lead Investors”), each of whom is the owner of 9,463,095 Shares (representing 22.5% of the outstanding Shares or 44.9% in the aggregate), pursuant to which the Company agreed to purchase up to $28,100,000 of Shares from each of the Lead Investors (or an aggregate of $56,200,000 of Shares) at the Purchase Price (the “Share Repurchases”). The Share Repurchases are scheduled to close on the eleventh business day following the expiration of the Offer. To the extent that the Offer is not fully subscribed, the $28,100,000 of Shares to be repurchased under the Repurchase Agreements will be proportionately reduced.  In addition, each Lead Investor may tender additional Shares in the Offer, although neither Lead Investor has indicated to what extent such Lead Investor intends to do so.  The Share Repurchases contemplated by the Repurchase Agreements are conditioned upon, among other matters, the Company purchasing Shares in the Offer in accordance with the Offer to Purchase.

If the Offer is fully subscribed, the completion of the Offer and the Share Repurchases will result in the repurchase by Central Pacific of $125 million of Shares in the aggregate. If the Offer is fully subscribed at a Purchase Price of $21.00, the maximum Purchase Price pursuant to the Offer, the completion of the Offer and the Share Repurchases will result in the repurchase by Central Pacific of 5,952,380 Shares, which would represent approximately 14.1% of its issued and outstanding Shares as of February 14, 2014. If the Offer is fully subscribed at a Purchase Price of $18.50, the minimum Purchase Price pursuant to the Offer, the completion of the Offer and the Share Repurchases will result in the repurchase by Central Pacific of 6,756,755 Shares in the aggregate, which would represent approximately 16.0% of its issued and outstanding Shares as of February 14, 2014.

THE BOARD OF DIRECTORS OF CENTRAL PACIFIC HAS AUTHORIZED THE OFFER. HOWEVER, NONE OF CENTRAL PACIFIC OR ANY OF ITS BOARD OF DIRECTORS, THE DEALER MANAGER, INFORMATION AGENT OR DEPOSITARY MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. IN DOING SO, SHAREHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SHAREHOLDERS SHOULD DISCUSS WHETHER TO TENDER THEIR SHARES WITH THEIR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.

At the maximum price of $21.00 per Share, Central Pacific could purchase approximately 3,276,190 Shares if the Offer is fully subscribed, which would represent approximately 7.8% of its issued and outstanding Shares as of February 14, 2014. At the minimum price of $18.50 per Share, Central Pacific could purchase approximately  3,718,919 Shares if the Offer is fully subscribed, which would represent approximately 8.8% of its issued and outstanding Shares as of February 14, 2014.  Central Pacific’s Board of Directors believes that the repurchase of shares in the Offer and the Share Repurchases are consistent with Central Pacific’s long-term goal of maximizing shareholder value and its prior disclosures concerning potential uses for its excess capital. In determining to proceed with the Offer, Central Pacific’s management and Board of Directors evaluated the Company’s operations, financial condition, capital needs, regulatory requirements, strategy and expectations for the future and believe that the Offer and the Share Repurchases are a prudent use of its financial resources.  The Board of Directors believes that the modified “Dutch auction” tender offer set forth in the Offer to Purchase represents a mechanism to provide Central Pacific’s shareholders with the opportunity to tender all or a portion of their shares at a premium over recent trading prices for the Shares and, thereby, receive a return of some or all of their investment if they so elect. The Offer provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their shares without potential disruption to the share price and the usual transaction costs associated with market sales. In addition, if Central Pacific completes the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in Central Pacific and its future operations.

Central Pacific will purchase all Shares properly tendered and not properly withdrawn upon the terms and subject to the conditions of the Offer, including the minimum tender condition described above and provisions relating to “odd lot” priority, proration and conditional tender described in the Offer to Purchase. If Shares representing a purchase price with an aggregate value of more than $68,800,000 , or such greater amount as Central Pacific may elect to purchase subject to applicable law, have been properly tendered and not properly withdrawn prior to the Expiration Date, Central Pacific will purchase Shares at the Purchase Price in the following order of priority:

•                                          First, Central Pacific will purchase all odd lots of less than 100 Shares from shareholders who properly tender all of their Shares and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such odd lot holder will not qualify for this preference);

•                                          Second, after purchasing all odd lots that were properly tendered, Central Pacific will purchase Shares from all other shareholders who properly tender Shares and who do not properly withdraw them before the Expiration Date (except for shareholders who tendered Shares conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until Central Pacific has purchased Shares having an aggregate value of $68,800,000 (or such amount as Central Pacific may elect to purchase, subject to applicable law); and

•                                          Third, only if necessary to permit Central Pacific to purchase Shares having an aggregate value of $68,800,000 (or such greater amount as Central Pacific may elect to purchase, subject to applicable law), Central Pacific will purchase Shares from shareholders who have properly tendered Shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the Expiration Date.

All other Shares that have been tendered and not purchased in the Offer will be returned to shareholders at Central Pacific’s expense promptly after the Expiration Date. Central Pacific expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by Central Pacific to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may also be withdrawn at any time after 11:59 p.m., New York City time, on April 17, 2014. For a withdrawal to be effective, a notice of withdrawal must be in written form and must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. In addition, the notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

For purposes of the Offer, Central Pacific will be deemed to have accepted for payment (and therefore purchased) Shares that are properly tendered and not properly withdrawn, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, only when, as and if Central Pacific gives oral or written notice to the Depositary of its acceptance of the Shares for payment in the Offer.

Shareholders desiring to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

Payment for Shares tendered and accepted for payment in the Offer will be made promptly after the Expiration Date, but only after timely receipt by the Depositary of: certificates for Shares or book-entry confirmation of the deposit of Shares into the Depositary’s account at DTC; a properly completed and duly executed Letter of Transmittal (or, an Agent’s Message (as defined in the Offer to Purchase)); and any other required documents.

Central Pacific will decide, in its sole discretion, all questions as to the form and validity, including the time of receipt, of any notices of withdrawal, and each such decision will be final and binding on all persons participating in the offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. Neither Central Pacific nor the Dealer Manager, the Information Agent or Depositary, nor any other person will be obligated to give notification of any defects or irregularities in any notice of withdrawal nor will any such person incur any liability for failure to give any notice.

Generally, the receipt of cash for tendered Shares will be treated for United States federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a dividend depending on your particular circumstances. The payment of cash for a non-U.S. shareholder’s tendered Shares may be subject to United States federal income tax withholding. Shareholders are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 13, for additional information regarding the United States federal income tax consequences of participating in the Offer and should consult their tax advisors.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the shareholder list of Central Pacific or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the expense of Central Pacific at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King &Co., Inc.

48 Wall Street, 22nd Floor
New York, NY 10005

Banks and brokers call collect: (212) 269-5550
All others call toll free: (800) 659-6590

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail:	By Hand or Overnight Courier
Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, MN 55164-0854	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, Minnesota 55120

The Dealer Manager for the Offer is:

Sandler O’Neill & Partners, L.P.
1251 Avenue of the Americas, 6th Floor
New York, NY 10020
Telephone: (800) 635-6851

February 21, 2014